SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: April 18, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Short Form Prospectus

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 18, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, such securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.
Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Ivanhoe Mines Ltd. at Suite 654 – 999 Canada Place, Vancouver, British Columbia V6C 3E1 (telephone (604) 688-5755), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this short form prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of Ivanhoe Mines Ltd. at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.
SHORT FORM PROSPECTUS

New Issue	April 18, 2006
IVANHOE MINES LTD.
Cdn.$164,480,000
16,000,000 Common Shares
This short form prospectus qualifies for distribution (the “Offering”) 16,000,000 common shares (the “Common Shares”) of Ivanhoe Mines Ltd. (“Ivanhoe” or the “Corporation”) at a price of Cdn.$10.28 per Common Share (the “Offering Price”). The Common Shares are traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) and The Nasdaq Stock Market (“NASDAQ”) under the symbol “IVN”. The price of the Common Shares at the close of business on April 17, 2006 was Cdn.$11.00 on the TSX and U.S.$9.59 on the NYSE and NASDAQ. The TSX has conditionally approved the listing of the Common Shares to be distributed pursuant to the Offering. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before July 3, 2006. The Common Shares have also been approved for listing on the NYSE and NASDAQ, subject to official notices of issuance.
The Offering Price was determined by negotiation between Ivanhoe and BMO Nesbitt Burns Inc., GMP Securities L.P. and HSBC Securities (Canada) Inc. (collectively, the “Underwriters”). See “Plan of Distribution”.
Investing in Common Shares involves a significant degree of risk and should be considered speculative due to the nature of the Corporation’s business and the present stage of its development. See “Risk Factors”.

Price: Cdn.$10.28 per Common Share

	Price to the	Underwriters'	Proceeds to
	Public(1)	Commission(1)	the Corporation (1) (2)

Per Common Share (Cdn.$)	$10.28	$0.46	$9.82
Total (Cdn.$)	$164,480,000	$7,401,600	$157,078,400
Notes:
(1)	Ivanhoe has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in full or in part, to purchase up to an additional 2,400,000 Common Shares (the “Additional Common Shares”) at the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public, underwriters’ commission and proceeds to the Corporation will be Cdn.$189,152,000, Cdn.$8,511,840 and Cdn.$180,640,160, respectively. This short form prospectus qualifies both the grant of the Over-Allotment Option and the distribution of the Additional Common Shares on the exercise of the Over-Allotment Option. See “Plan of Distribution”.

(2)	Before deducting expenses of this Offering, estimated to be approximately Cdn.$750,000, which will be paid from the proceeds of the Offering.
The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by Ivanhoe and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of Ivanhoe by Goodmans and on behalf of the Underwriters by Torys LLP.

	Maximum size or		Exercise price or
	number of	Exercise period/	average acquisition
Underwriters' Position	securities held	Acquisition date	price

Over-allotment option	2,400,000	30 days from closing of this Offering	$10.28
Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Common Shares will be available for delivery at the closing of this Offering, which is expected to occur on or about April 25, 2006 but in any event not later than 42 days following the date of a receipt for this short form prospectus (the “Closing Date”). Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions that stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may offer the Common Shares at a price lower than the Offering Price. See “Plan of Distribution”.

FORWARD-LOOKING STATEMENTS
Certain statements made herein, other than statements of historical fact relating to Ivanhoe, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, proposed acquisitions and dispositions of assets, discussions with third parties respecting material agreements, participation in projects and financing, the expected timing and outcome of Ivanhoe’s discussions with representatives of the Government of Mongolia for a stability agreement in respect of the Oyu Tolgoi Project, the likelihood and potential impact of proposed amendments to the laws of Mongolia and other countries in which Ivanhoe carries on business, the estimated cost of bringing the Oyu Tolgoi Project into commercial production, anticipated future production and cash flows, target milling rates, the outcome of Ivanhoe’s discussions with its joint venture partner in the Monywa Copper Project and with certain governmental authorities in Myanmar aimed at resolving impediments to the ongoing operation and potential expansion of the project, the possibility of having to record, in the future, a significant reduction of the project’s carrying value on the Corporation’s financial statements and other statements that are not historical facts. When used in this short form prospectus, the words such as “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although Ivanhoe believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” elsewhere in this short form prospectus. The reader is cautioned not to place undue reliance on forward-looking statements.
The Corporation does not assume the obligation to revise or update these forward-looking statements after the date of this short form prospectus, whether as a result of new information, future events or otherwise.

CURRENCY AND EXCHANGE RATES
In this short form prospectus, all references to “U.S.$” are to United States dollars and all references to “Cdn.$” are to Canadian dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows during the indicated periods:
(Stated in Canadian dollars)

	Three Months
	Ended	Year Ended December 31
	March 31	2005	2004	2003
End of period	1.1671	1.1659	1.2036	1.2924
High for the period	1.1726	1.2704	1.3968	1.5777
Low for the period	1.1322	1.1507	1.1774	1.2839
Average for the period	1.1549	1.2116	1.3015	1.40146
The Bank of Canada noon buying rate on April 17, 2006 for the purchase of one United States dollar using Canadian dollars was Cdn.$1.1453 (one Canadian dollar on that date equalled U.S.$0.8731).
DOCUMENTS INCORPORATED BY REFERENCE
The following documents of Ivanhoe, filed with the various securities commissions or similar authorities in all of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:
1.	Annual Information Form dated March 30, 2006 (the “AIF”).

2.	Revised consolidated financial statements of Ivanhoe for the fiscal years ended December 31, 2005 and 2004, together with the notes thereto and the auditors’ report thereon and including management’s discussion and analysis of financial condition and results of operations for such periods.

3.	Management Proxy Circular dated March 30, 2006 prepared in connection with Ivanhoe’s annual meeting of shareholders to be held on May 12, 2006.

4.	Material Change Report filed February 9, 2006 regarding the upgrade of the Measured and Indicated gold and copper resources contained within the planned open-pit deposits in the southern part of the Oyu Tolgoi Project to the Proven and Probable Mineral Reserve categories.

5.	Material Change Report filed March 29, 2006 regarding this Offering.
Any documents of the type referred to in the preceding paragraph filed by Ivanhoe with the securities commissions or similar authorities in each of the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus, to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.
CORPORATE STRUCTURE
Name and Incorporation
Ivanhoe was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, Ivanhoe changed its name to Indochina Goldfields Ltd. In March 1994, Ivanhoe increased its authorized capital from 10,000 Common Shares without par value to 100,000,000 common shares without par value and created 100,000,000 preferred shares without par value. In February 1995, Ivanhoe was continued under the Business Corporations Act (Yukon). In July 1997, Ivanhoe increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value (“Preferred Shares”). In June 1999, Ivanhoe changed its name to Ivanhoe Mines Ltd.
Ivanhoe’s North American headquarters are located at Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1. Ivanhoe’s Asian headquarters are located at 37th Floor #2, Millenia Tower, 1 Temasek Avenue, Singapore 039192. Ivanhoe’s registered office is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.
Subsidiaries
The following sets forth the name and jurisdiction of incorporation of Ivanhoe’s principal subsidiaries and the direct or indirect percentage ownership by Ivanhoe in each such subsidiary:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Ownership

Ivanhoe Mines Mongolia Inc.	British Virgin Islands	100%
Ivanhoe Mines Mongolia Inc. XXK	Mongolia	100%
SUMMARY DESCRIPTION OF THE BUSINESS
Ivanhoe is an international mineral exploration and development company. Ivanhoe’s principal mineral resource properties are the Oyu Tolgoi gold and copper project and the Nariin Sukhait coal project, both located in Mongolia. Ivanhoe also holds interests in several other mineral resource projects, mostly in Asia, and holds significant equity interests in several junior, publicly-listed mineral exploration and development companies.
Oyu Tolgoi Project
The Oyu Tolgoi project is a major copper and gold development project located in the south Gobi region of Mongolia, approximately 550 kilometres south of Ulaanbaatar and 80 kilometres north of the Chinese-Mongolian border. The project has estimated proven and probable reserves of 930 million tonnes grading 0.5% copper and 0.36 g/t gold and measured and indicated resources (inclusive of reported reserves) of 1.15 billion tonnes grading 1.27% copper and 0.48 g/t gold at a 0.60% copper equivalent cut-off grade. The project also has estimated inferred resources of 1.44 billion tonnes grading 1.11% copper and 0.28 g/t gold at the same cut-off.

In September 2005, Ivanhoe released its Integrated Development Plan, which envisions the staged development of the Oyu Tolgoi project over a 15 year period as a major copper and gold project having an ultimate mine life of in excess of 40 years. The Integrated Development Plan contemplates the development of the Southern Oyu deposits through open pit mining and the Hugo Dummett deposits through underground block cave mining and establishes engineering and production parameters for mining and processing operations. The Integrated Development Plan contemplates average annual production of 1 billion pounds of copper and 330,000 ounces of gold for at least 35 years and, at its operating peak, annual production of up to 1.6 billion pounds of copper and 900,000 ounces of gold.
Nariin Sukhait Coal Project
The Nariin Sukhait coal project is located in the southwest corner of the Omnogovi Aimag (Province) of Mongolia 320 kilometres southwest of the provincial capital of Dalanzadgad and 950 kilometres south of Ulaanbaatar.
The project’s estimated total coal resources currently consist of 124 million tonnes of measured and indicated resources and 33.8 million tonnes of inferred resources. Exploration on the property is expected to resume during April 2006, with plans for between 25,000 and 30,000 metres of drilling in 100 to 120 drill holes during 2006. The results of this drilling program will be incorporated in ongoing mine planning of a surface mining operation at Nariin Sukhait.
For a more detailed description of the business of Ivanhoe, including the Oyu Tolgoi project and the Nariin Sukhait coal project, please refer to the “Description of the Business” at pages 24 through 67 of the AIF which is incorporated by reference in and forms part of this short form prospectus.
CONSOLIDATED CAPITALIZATION
The following table sets forth the consolidated capitalization of Ivanhoe as of the dates indicated. The following table should be read in conjunction with Ivanhoe’s consolidated financial statements for the fiscal year ended December 31, 2005 and the notes that accompany them.

	At December 31, 2005	At December 31, 2005
	actual	adjusted
	(Audited)	(Unaudited)(1)
	(in U.S.$000's)	(in U.S.$000's)

Loans payable to related parties	$5,088	$5,088
Long-Term Debt (including current portion)	0	0
Shareholders’ equity
Common Shares	994,442	1,128,389
Additional paid-in capital	25,174	25,174
Accumulated Other Comprehensive Income	6,711	6,711
Accumulated Deficit	(670,704)	(670,704)

Total shareholders’ equity	355,623	489,570

Total Consolidated Capitalisation	$360,711	$494,658

(1)	The adjusted figures as at December 31, 2005 give effect to the issue of Common Shares for the Offering (assuming no exercise of the Over-Allotment Option) for gross proceeds of Cdn.$164,480,000 (approximately U.S.$140,931,000) and reflect estimated expenses and commissions of the Offering amounting to approximately Cdn.$8,152,000 (approximately U.S.$6,984,000).

USE OF PROCEEDS
The aggregate net proceeds received by Ivanhoe from the sale of the Common Shares pursuant to this Offering (assuming the Over-Allotment Option is not exercised), after deducting the Underwriters’ commission and paying the expenses of the Offering (including preparation of this short form prospectus) estimated to be Cdn.$8,152,000 (approximately U.S.$6,984,000), will be approximately Cdn.$156,328,000 (approximately U.S.$133,946,000). Ivanhoe intends to allocate substantially all of the net proceeds to its Mongolian operations. These expenditures will include development costs for the Oyu Tolgoi Project, including engineering costs, activities required to complete feasibility and pre-feasibility studies and development costs to sink a shaft on the Hugo Dummett deposits and will include costs associated with exploration, development and investment in other Mongolian projects, including in particular copper-gold exploration projects identified to date and coal projects. To the extent that the Over-Allotment Option is exercised in full or in part, the net proceeds from the sale of the Additional Common Shares will also be allocated to Ivanhoe’s Mongolian operations.
PLAN OF DISTRIBUTION
Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of April 4, 2006 between the Corporation and the Underwriters, as underwriters, the Corporation has agreed to sell and the Underwriters have agreed to purchase on the Closing Date 16,000,000 Common Shares at a price of Cdn.$10.28 per Common Share payable in cash against delivery of certificates representing the Common Shares. The total gross proceeds of the Offering will be Cdn.$164,480,000. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares offered hereby if any are purchased under the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Corporation also granted to the Underwriters the Over-Allotment Option to purchase the Additional Common Shares at the Offering Price, exercisable in whole or in part for a period of 30 days following the Closing Date. This short form prospectus qualifies both the grant of the Over-Allotment Option and the distribution of the Additional Common Shares on the exercise of the Over-Allotment Option.
The Offering Price was determined by negotiation between the Corporation and the Underwriters with reference to the market price of the Common Shares. Pursuant to the Underwriting Agreement the Corporation has agreed to pay to the Underwriters a commission equal to Cdn.$0.46 per Common Share (4.5% of the Offering Price) for the services rendered by the Underwriters in connection with the Offering.
The Corporation has agreed to indemnify the Underwriters and their respective directors, officers, agents and employees against certain liabilities and expenses, including liabilities under the United States securities laws and under Canadian securities legislation, and to contribute to payments that the Underwriters may be required to make in respect thereof.
The TSX has conditionally approved a listing of the Common Shares to be distributed pursuant to the Offering. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before July 3, 2006. The Common Shares have also been approved for listing on the NYSE and NASDAQ, subject to official notices of issuance.
The Corporation has agreed not to reserve, allot, create or issue, or enter into an agreement or publicly announce any intention to reserve, allot, create or issue any Common Shares or any securities convertible into or exchangeable for Common Shares without the prior written consent of the Underwriters, such consent not to be unreasonably withheld, until the date which is 90 days after the Closing Date, except pursuant to this Offering or: (i) the grant or exercise of stock options or other equity incentives pursuant to Ivanhoe’s equity incentive plan; or (ii) the exercise or conversion of outstanding warrants or other outstanding convertible securities or similar rights.
The Underwriters propose to offer the Common Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Common Shares at the Offering Price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Common Shares is less than the proceeds paid by the Underwriters to Ivanhoe.
Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with the Offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
U.S. Sales
The Common Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons; except that the Underwriters may, through certain of their qualified U.S. broker-dealer affiliates, offer Common Shares in transactions that comply with exemptions from registration under the U.S. Securities Act and applicable state securities laws.
This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the U.S. Securities Act, they will not offer or sell within the United States or to, or for the account or benefit of, U.S. persons, the Common Shares as part of their distribution. The Underwriters have further agreed that all offers and sales of the Common Shares will be made in compliance with Rule 903 of Regulation S under the U.S. Securities Act, or in compliance with an exemption from registration thereunder. The Common Shares may be resold on the TSX pursuant to Rule 904 of Regulation S under the U.S. Securities Act, which requires among other things, that neither the seller of the Common Shares nor any person acting on its behalf is aware of the fact that: (i) the offeree or the buyer is in the United States, or (ii) the transaction has been pre-arranged with a buyer in the United States. Terms used in this paragraph have the meanings ascribed to them by Regulation S under the U.S. Securities Act.
In addition, until 40 days after the commencement of this Offering, an offer or sale of the Common Shares within the United States by any dealer, whether or not participating in this Offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption under the U.S. Securities Act.
Certificates representing any Common Shares which are sold in the United States or, in certain circumstances, to or for the account or benefit of a U.S. person will bear a legend to the effect that the Common Shares represented thereby are not registered under the U.S. Securities Act and may only be offered pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.
DESCRIPTION OF SHARE CAPITAL
The authorized share capital of Ivanhoe consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As of the date of this short form prospectus, there are 316,718,682 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Ivanhoe’s articles of continuance, Ivanhoe’s by-laws and in the Business Corporations Act (Yukon), and its regulations.

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the Business Corporations Act (Yukon) nor the constating documents of the Corporation impose restrictions on the transfer of Common Shares on the register of the Corporation, provided that the Corporation receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Corporation. The Business Corporations Act (Yukon) provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.
The Preferred Shares as a class rank senior to the Common Shares as to the payment of dividends and the distribution of property and assets on the liquidation, dissolution or winding-up of the Corporation. Holders of Preferred Shares are not entitled to any voting rights as a class except as may be provided under the Business Corporations Act (Yukon) except those voting rights which attach to any series of Preferred Shares as determined by the directors of the Corporation from time to time.
The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by the Corporation’s directors. The Corporation’s directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of the Corporation to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.
Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of the Corporation.
RISK FACTORS
Investment in securities of Ivanhoe involves a significant degree of risk and should be considered speculative due to the nature of Ivanhoe’s business and the present stage of its development.
Risks related to the Common Shares and this Offering
Investors should give careful consideration to the following risks related to the Common Shares and this Offering:
•	Further equity financing may substantially dilute the interests of Ivanhoe’s shareholders. Ivanhoe will require additional funds to fund the development of the Oyu Tolgoi project. If it raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its shareholders.

•	Ivanhoe’s Common Shares may experience price and volume fluctuations and the market price for its Common Shares after this Offering may drop below the price investors pay. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuation will not affect the price of Ivanhoe’s securities after this Offering, and may decline below the public offering price. As a result of this volatility, investors may not be able to sell the Common Shares at or above the offering price.

•	Ivanhoe does not expect to pay dividends on its Common Shares in the foreseeable future. Ivanhoe has not paid any dividends on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is, subject to certain statutory restrictions described below, within the discretion of the Board of Directors based on their assessment of, among other factors, Ivanhoe’s earnings or lack thereof, its capital and operating expenditure requirements and its overall financial condition. Under the Business Corporations Act (Yukon), the Board of Directors has no discretion to declare or pay a dividend on the Common Shares if they have reasonable grounds for believing that Ivanhoe is, or after payment of the dividend would be, unable to pay its liabilities as they become due or that the realizable value of its assets would, as a result of the dividend, be less than the aggregate sum of its liabilities and the stated capital of the Common Shares.
Risks related to Ivanhoe’s Business
Investors should give careful consideration to the risk factors described in “General Development of the Business — Risk Factors” on pages 15 through 23 of the AIF, which is incorporated by reference in and forms part of this short form prospectus. These risk factors include:
•	there can be no assurance that Ivanhoe will be capable of raising the additional funding that it needs to carry out its exploration and development objectives;

•	Ivanhoe may be unsuccessful in obtaining the taxation and fiscal concessions and legal and investor protection assurances it is seeking from the Government of Mongolia in its negotiations for a stability agreement in respect of the Oyu Tolgoi Project;

•	future amendments to Mongolian laws could adversely affect Ivanhoe’s mining rights in the Oyu Tolgoi Project or make it more difficult or expensive to develop the Project and carry out mining;

•	Ivanhoe’s ability to carry on business in Mongolia is subject to political risk;

•	Ivanhoe’s business in Mongolia may be harmed if the country fails to complete its transition from state socialism and a planned economy to political democracy and a free market economy;

•	Ivanhoe may be unable to enforce its legal rights in certain circumstances;

•	the mineral resources identified on the Oyu Tolgoi Project do not have demonstrated economic viability and the feasibility of mining has not been established;

•	lack of infrastructure in proximity to the Oyu Tolgoi Project could adversely affect mining feasibility;

•	Ivanhoe may experience difficulties with its joint venture partners;

•	changes in, or more aggressive enforcement of, laws and regulations could adversely impact Ivanhoe’s business;

•	Ivanhoe is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect Ivanhoe;

•	previous mining operations may have caused environmental damage at Ivanhoe’s mining sites, and if Ivanhoe cannot prove that it was caused by such prior operations its indemnities and exemptions from liability may not be effective;

•	mining projects are sensitive to the volatility of metal prices;

•	illegal mining is prevalent in Mongolia and Myanmar;

•	there can be no assurance that the interest held by Ivanhoe in its exploration, development and mining properties is free from defects or that material contractual arrangements between Ivanhoe and entities owned or controlled by foreign governments will not be unilaterally altered or revoked;

•	economic sanctions imposed by the United States, the European Union and Canada against Myanmar may adversely affect the Monywa Copper Project. No proceeds from the Offering will be used, directly or indirectly, for investing in or trading with Myanmar. See “Use of Proceeds”;

•	the proceeds from the sale of the Savage River iron ore project are dependent on iron ore prices and the remaining supply of ore on the property;

•	competition for new mining properties by larger, more established companies may prevent Ivanhoe from acquiring interests in additional properties or mining operations;

•	Ivanhoe has a limited operating history, and there is no assurance that it will be capable of consistently producing positive cash flows;

•	a substantial portion of Ivanhoe’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits;

•	Ivanhoe does not maintain insurance over certain of its business operations;

•	mining operations are subject to numerous hazards that could have a material adverse effect on the financial position of Ivanhoe;

•	Ivanhoe is exposed to risks of changing political stability and government regulation in the countries in which it operates;

•	Ivanhoe’s prospects depend on its ability to attract and retain key personnel; and

•	certain directors of Ivanhoe are directors or officers of, or have significant shareholdings in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Ivanhoe .
If any of the foregoing events, or other risk factor events as described in the AIF occur, Ivanhoe’s business, financial condition or results of operations may be materially adversely affected. In that event, the market price of Ivanhoe’s securities could decline and investors could lose all or part of their investment.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The independent auditors of Ivanhoe are Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia. The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver and Toronto.

LEGAL MATTERS
Certain Canadian legal matters in connection with this Offering will be passed upon by Goodmans on behalf of Ivanhoe and by Torys LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Goodmans, as a group, and the partners and associates of Torys LLP, as a group, beneficially own directly or indirectly less than one percent of the outstanding Common Shares.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of such purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT
We have read the short form prospectus of Ivanhoe Mines Ltd. (the “Company”) dated April 18, 2006 relating to the sale and issue of 16,000,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004, and the consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. Our report is dated March 30, 2006 (except for Notes 24 and 25 for which the date is April 10, 2006).

(signed) Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia
April 18, 2006

CERTIFICATE OF IVANHOE MINES LTD.
Dated: April 18, 2006
This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed) Robert M. Friedland Chief Executive Officer	(signed) Peter Meredith Chief Financial Officer
On behalf of the Board of Directors

(signed) David Huberman Director	(signed) Kjeld Thygesen Director

CERTIFICATE OF THE UNDERWRITERS
Dated: April 18, 2006
To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO Nesbitt Burns Inc.	GMP Securities L.P.

(signed) Egizio Bianchini	(signed) Eugene McBurney
HSBC Securities (Canada) Inc.
(signed) Jeffrey B. Allsop